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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                     Commission File No. 1-15223

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                 [ ] Form N-SAR

                     For the Period Ended: December 31, 2000
                                           -----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

          For the Transition Period Ended:
                                           ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            OPTICARE HEALTH SYSTEMS, INC.
Former name if applicable:

Address of principal executive office       87 GRANDVIEW AVENUE
City, state and zip code                    WATERBURY, CONNECTICUT  06708

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]  (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report") could not be filed within the prescribed time period since the Registrant, which has a relatively small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant including, but not limited to, the potential sale of its Connecticut operations and corporate restructuring, thereby delaying completion of its annual audit and Annual Report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

              William A. Blaskiewicz                (203) 596-2236
              ----------------------                --------------
                     (Name)                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations from the corresponding period for the last fiscal year will change as a result of its discontinued operations in Connecticut. A reasonable estimate of the Company's results of operations for the current period cannot be made at this time due to delays in finalizing its financial reporting due to the reasons described in Part III above.

                          OptiCare Health Systems, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001                    By: /s/ William A. Blaskiewicz
                                           --------------------------------
                                           William A. Blaskiewicz, Chief
                                           Accounting Officer

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).